Exhibit 99.1

EPIRUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected historical consolidated financial information” and the financial statements and related notes, all included elsewhere in this joint proxy statement/prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should read “Risk factors” for a discussion of important factors that could cause or contribute to these differences.

Overview

We are a commercial-stage biotechnology company focused on improving patient access to important biopharmaceuticals by developing, manufacturing, and commercializing biosimilar therapeutics in targeted geographies worldwide. Our pipeline of biosimilar product candidates includes BOW015 (infliximab), BOW050 (adalimumab), and BOW030 (bevacizumab), for which the reference biologics, Remicade ® , Humira ® , and Avastin® , respectively, in aggregate generated $26.2 billion globally in 2013. We are advancing development and commercialization partnerships in Brazil, China, India, and additional markets in southeast Asia and north Africa. In March 2014, our manufacturing partner, Reliance Life Sciences (RLS) obtained marketing approval in India for BOW015 as a treatment for rheumatoid arthritis.

Biosimilars are highly similar versions of approved, reference biological drug products. Initially, we were focusing on biosimilars to therapeutic monoclonal antibodies, or MAbs. We are seeking to take advantage of a convergence of four trends shaping the global biosimilars market. First, the market for MAb therapeutics is large and growing and comprises many of the top-selling therapeutics in the world. Sales of MAb biologics accounted for $61.8 billion globally in 2013 and grew at a compound annual growth rate of 14% from 2010 through 2013. We are seeking to develop and commercialize biosimilars to address these large markets at a cost that is expected to be significantly less than that incurred by the innovators of the respective reference drugs. Second, sixteen of these MAb biologic therapeutics represented $43.3 billion of global sales in 2013 and are expected to lose patent protection globally between now and 2020, creating an opportunity for companies focusing on such biosimilars. Third, defined but diverse commercial and regulatory frameworks exist globally for the introduction of biosimilars, including MAb biosimilars. Fourth, MAbs are often very expensive. In many countries outside the United States, public and private payors are seeking to lower the cost of biologics and improve patient access to these important medications. This favors biosimilar versions of biologics which are priced at a discount to the reference branded product.

We have developed the capabilities and built a team to capitalize on these global trends. These capabilities include a proprietary, fully-integrated SCALE™ manufacturing platform, which enables turn-key, locally-based manufacturing of MAb biosimilar products for direct supply into global markets. SCALE™ enables In Market, For Market™ manufacturing to countries that require local production. We believe its In Market, For Market™ solution provides the ability to accelerate access to these biologic therapies in many emerging markets. Our know-how enables the development and commercialization of such biosimilars for a broad range of markets. Specifically, we have built a core competency to develop, manufacture and commercialize MAb biosimilars in target markets outside the United States.

Our strategy for commercial success relies on tailored approaches to address the diversity of target global markets. We see three major target markets with corresponding market strategies. The first category is where our initial commercial efforts are expected to be directed, and includes markets where we can leverage the regulatory package used for the regulatory approval granted for BOW015 in India, and where authorities in such markets will accept importation of biologics manufactured outside of their respective markets. The second category includes markets where existing clinical data is likely to be supportive of approval, locally-based manufacture is likely to be required and additional clinical data may be required. In these markets, we intend to collaborate with local partners to enable in-country production of its products using our proprietary SCALE™ manufacturing platform. Finally, the third category includes Europe, which requires a separate regulatory approval, and other international markets not addressed in the prior first two categories, which have established biosimilar regulatory frameworks and may reference a European product approval package. For these markets, we intend to commercialize its products using a licensing and/or distribution model in conjunction with direct sales. We believe that the combination of early launch in emerging markets and a subsequent launch in Europe is the optimal strategy for building a high-growth global biosimilars business.

The most advanced biosimilar in our pipeline is BOW015, a biosimilar version of infliximab (Remicade®). Remicade is a prescription product marketed globally by Johnson & Johnson, Merck Schering and Mitsubishi Tanabe for the treatment of inflammatory diseases including rheumatoid arthritis, Crohn’s Disease, ankylosing spondylitis, psoriatic arthritis and psoriasis. In 2013, Remicade sold $8.4B worldwide.

We have reported positive bioequivalence and efficacy data in the clinical development program for BOW015, including a Phase 1 clinical trial in the U.K. and a Phase 3 clinical trial in India in each case showing equivalence with Remicade as the reference product. In March 2014, Epirus’ manufacturing partner, Reliance Life Sciences (RLS), obtained marketing approval in India for BOW015 for rheumatoid arthritis on the basis of our Phase 3 trial. We intend to commercialize BOW015 in India with our partner Ranbaxy Laboratories (Ranbaxy) in late 2014. Additionally, with Ranbaxy and other potential partners, we intend to file for regulatory approval in additional markets where our current data are deemed sufficient for approval. We expect to commence a Phase 3 trial for BOW015 in Europe in the first half of 2015. If this trial is successful, Epirus intends to pursue regulatory approval for BOW015 in Europe.

Formation

Epirus, formerly known as Fourteen22, Inc., was originally incorporated in the Cayman Islands on November 26, 2008 as a wholly owned subsidiary of Moksha8, Inc. (“Moksha8”). On January 18, 2011, Epirus became a Delaware corporation. Epirus was legally separated from Moksha8 on January 25, 2011.

On January 25, 2011, Epirus entered into the a Series A Convertible Preferred Stock and Warrant Purchase Agreement (the “Series A Preferred Financing”) whereby it sold 8,035,557 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) and warrants to purchase 1,205,333 shares of Series A Preferred to four investors for approximately $8.0 million in gross proceeds in the initial closing. The offering also contemplated a second closing of an additional 22,064,443 shares of its Series A Preferred and warrants to purchase 3,309,666 shares of Series A Preferred for approximately $22.1 million in proceeds, upon (a) the achievement of certain clinical milestones or (b) at the option of 70% of the Series A Preferred investors.

Prior to the Series A Preferred Financing, Epirus was wholly owned by Moksha8. Immediately after the Series A Preferred Financing, Moksha8 owned approximately 4.8% of Epirus on a fully diluted basis, representing all of the outstanding common shares at that time. In connection with the change in control associated with the Series A Preferred Financing, the Company applied push-down accounting as of January 25, 2011. As a result of the application of push-down accounting in connection with the Series A Preferred Financing, Epirus’ financial statement presentations herein, and in the accompanying financial statements included elsewhere in this joint proxy statement/prospectus, represent the financial statements for periods subsequent to the Series A Preferred Financing. Epirus applied push-down accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Series A Preferred Financing date, January 25, 2011. The consolidated financial statements presented herein are those from January 25, 2011 through December 31, 2013. See Note 4 of the accompanying financial statements included elsewhere in this joint proxy statement/prospectus for additional information regarding the Series A Preferred Financing and the application of push-down accounting.

In August 2013, Epirus transferred all of its intellectual property to its subsidiary, Epirus Switzerland GmbH, a Swiss corporation.

Financial Overview

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the research and development of our preclinical and clinical candidates, and include:

•                  employee-related expenses, including salaries, benefits and stock-based compensation expense;

•                  expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and consultants that conduct our clinical trials and preclinical activities;

•                  payments made under our licensing agreements;

•                  the cost of acquiring, developing and manufacturing clinical trial materials and lab supplies;

•                  facility, depreciation and other expenses, which include direct and allocated expenses for rent, maintenance of our facility, insurance and other supplies; and

•                  costs associated with preclinical activities and regulatory operations.

We expense research and development costs to operations as incurred. We recognize costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided to us by our vendors.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

For the period from January 25, 2011 through March 31, 2014, we incurred an aggregate of $30.0 million in research and development expenses, which is virtually all due to BOW015 with limited research and development expense attributable to BOW050 and BOW030. We expect that our research and development expenses will increase substantially as we continue our ongoing Phase 3 clinical trials of BOW015. In addition, we expect to incur increased costs resulting from development of BOW050, and BOW030.

Because of the numerous risks and uncertainties associated with product development, however, we cannot determine with certainty the duration and completion costs of these or other current or future clinical trials of BOW015 or our other product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rate and significant and changing government regulation. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs such as stock-based compensation for personnel in executive, finance, business development, corporate communications and human resource functions, facility costs not otherwise included in research and development expenses, patent filing fees and professional legal fees. Other general and administrative expenses include travel expenses and professional fees for consulting, auditing and tax services.

We anticipate that our general and administrative expenses will increase for a number of reasons, including:

•                  support of the anticipated expansion of our research and development activities as we continue the development of our product candidates;

•                  increases in payroll, expansion of infrastructure and higher consulting, legal, accounting and investor relations costs, and directors and officers insurance premiums, all associated with operating as a public company;

•                  if and when we believe a regulatory approval of our first product candidate appears likely, anticipated increases in our payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates; and

•                  increases as a result of higher costs associated with being a public company with stock listed on a publicly-traded exchange.

Interest Expense

Interest expense primarily reflects the amortization of debt discounts and interest expense in connection with convertible note agreements entered into on March 13, 2013, October 1, 2013, and March 10, 2014. In connection with the issuance of the convertible notes, we issued warrants to purchase up to 3,499,995 shares of Series A Preferred with an exercise price of $0.01 per share. As all of our convertible notes converted to equity in March and April 2014, we expect our interest expense for 2014 to decrease.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability consists of fair value adjustments on warrants for the purchase of our preferred stock. We do not anticipate that we will recognize further amounts with respect to these fair value adjustments as a result of the conversion of all outstanding warrants to purchase our preferred stock into warrants to purchase our common stock in connection with the completion of the merger.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to intangible assets, goodwill, stock-based compensation, accrued expenses and income taxes. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as “critical” because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. It is important that the discussion of our operating results that follows be read in conjunction with the critical accounting policies discussed below.

Revenue Recognition

Multiple-Element Arrangements

Under the authoritative guidance for revenue recognition related to multiple-element revenue arrangements, each deliverable within a multiple-element revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer. Deliverables not meeting the criteria for being a separate unit of accounting are accounted for on a combined basis.

In the event we enter into a contract in which the deliverables are required to be separated, we will allocate arrangement consideration to each deliverable in an arrangement based on its relative selling price. We determine selling price using vendor-specific objective evidence (“VSOE”), if it exists; otherwise, we use third-party evidence (“TPE”). If neither VSOE nor TPE of selling price exists for a deliverable, we use estimated selling price (“ESP”) to allocate the arrangement consideration. We apply appropriate revenue recognition guidance to each unit of accounting.

Milestones

Contingent consideration from research and development activities that is earned upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, we evaluate whether each milestone is substantive. This evaluation includes an assessment of whether: (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

Fair Value of Financial Instruments

We are required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. See Note 11 of the notes to the accompanying annual consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional information. We determine the fair market values of our financial instruments based on the fair value hierarchy, which is a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy, and its applicability to our financial assets and liabilities, are described below:

Level 1 Inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 Inputs: Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 Inputs: Pricing inputs are unobservable for the assets or liabilities, that is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the assets. Level 3 includes private investments that are supported by little or no market activity.

As of December 31, 2012 and 2013, and March 31, 2014, we held financial assets and liabilities that were measured using Level 1 and Level 3 inputs. Assets measured using Level 1 inputs include cash and cash equivalents, which are held in depository accounts.

The warrant liability represents the liability for outstanding warrants to purchase shares of Series A preferred issued to investors in connection with our Series A Preferred financings and issued to holders of our convertible notes. The warrant liability is calculated using the Black-Scholes option pricing model. This valuation method uses inputs such as fair value of our Series A Preferred shares, historical volatility, the term of the warrant and risk-free interest rates. As of December 31, 2012, we determined the fair value of our Series A Preferred utilizing the option-pricing method (“OPM”) as the type of exit event was unknown as of the measurement date. At December 31, 2013, and March 31, 2014, the fair value of the Series A Preferred was determined using a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

The hybrid method is a hybrid between the PWERM and the OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one of or more of those scenarios. In this valuation the hybrid model considers two possible outcomes: an initial public offering (“IPO”) or a reverse merger, which is modelled using the OPM.

For the IPO scenario, equity value is estimated using the guideline public company (“GPC”) method under the market approach and the discounted cash flow (“DCF”) method under the income approach. Under the GPC method, equity value is estimated as a multiple of paid-in capital, using the median multiple indicated by selected initial public offerings by biotechnology companies. For the DCF method used in the March 31, 2014 and December 31, 2013 valuation, a discount rate of 30% and 35%, respectively, is assumed.

In the OPM, equity value is estimated by back-solving the overall hybrid value such that the result is equal to the anticipated price of a future preferred stock series. The OPM used in the March 31, 2014 and December 31, 2013 valuation assumes 2.53 and 2.75 years to liquidity, respectively, and annual volatility of 58% and 53%, respectively.

On March 10, 2014, we issued $5,000 of convertible notes that contain an embedded compound derivative as described in Note 5 to our unaudited condensed consolidated financial statements as of and for the three month periods ended March 31, 2014 and 2013. The embedded compound derivative is calculated using the “with and without” method. This valuation method first values the notes with the embedded compound derivative (“with” scenario) and subsequently values the notes without the embedded compound derivative (“without” scenario). The difference between the fair value of the notes in the “with” and “without” scenarios is determined to be the fair value of the embedded compound derivative as of the valuation date.

As of December 31, 2013, we had Level 3 liabilities that represented approximately 86% of our total assets and 26% of our total liabilities. As of March 31, 2014, Level 3 liabilities represented approximately 89% of our total assets and 44% of our total liabilities. The warrant liability balance will continue to fluctuate until all of the warrants to purchase our preferred stock are exercised or converted into warrants to purchase common stock in connection with the Merger. Increases and decreases in the aggregate fair value of these liabilities will affect net loss as changes in fair value are recognized as other income (expense), but the changes will not significantly impact our liquidity and capital resources.

The fair value of our convertible notes is determined using current applicable rates for similar instruments with similar conversion and settlement features as of the balance sheet date. The carrying value of our convertible notes as of December 31, 2013 approximates their fair value considering their short-term maturity dates and considering that the stated interest rate is near current market rates for instruments with similar conversion and settlement features. The fair value of our convertible notes is determined using Level 3 inputs.

Intangible Asset

Our intangible asset consists of acquired in-process research and development (“IPR&D”), which was recognized in connection with the application of push-down accounting, on January 25, 2011. See Note 4 of the notes to the accompanying annual consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional information. IPR&D represents the fair value assigned to research and development assets that were not fully developed at the date of acquisition. IPR&D is capitalized on our consolidated balance sheet at its acquisition-date fair value. Until the project is completed, the assets are accounted for as indefinite-lived intangible assets and subject to impairment testing. Upon completion of the projects, the carrying value of IPR&D is amortized over the estimated useful life of the asset.

When performing the impairment assessment noted above, we first assess qualitative factors to determine whether it is necessary to recalculate the fair value of acquired IPR&D. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of acquired IPR&D is less than its carrying amount, we calculate the fair value using the same methodology as described above. If the carrying value of our acquired IPR&D exceeds its fair value, then the intangible asset is written down to its fair value. For the years ended December 31, 2012 and 2013, the three months ended March 31, 2014, and the period from January 25, 2011 through March 31, 2014, we determined that there was no impairment of our IPR&D.

Goodwill

Goodwill was $1.5 million as of December 31, 2012 and 2013 and March 31, 2014, and recognized in connection with the application of push-down accounting in January 2011. Goodwill represents the difference between the consideration transferred and the fair value of the net assets acquired under the acquisition method of accounting for push-down accounting. Goodwill is not amortized but is evaluated for impairment within our single reporting unit on an annual basis, during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying amount. When performing the impairment assessment, the accounting standard for testing goodwill for impairment permits a company to first assess the qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the goodwill is impaired. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of goodwill is impaired, we must perform the first step of the goodwill impairment test. We have determined that goodwill was not impaired as of December 31, 2013. We did not recognize any impairment charges related to goodwill during the years ended December 31, 2012 and 2013, nor the three months ended March 31, 2014, nor the period from January 25, 2011 through March 31, 2014.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed for us and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•                  CROs in connection with clinical trials;

•                  CMOs with respect to clinical materials and intermediaries;

•                  vendors in connection with preclinical development activities; and

•                  vendors related to manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed we may report amounts that are too high or too low in any particular period. To date, there has been no material differences from our estimates to the amount actually incurred.

Stock-Based Compensation

We account for grants of stock options and restricted stock based on their grant date fair value and recognize compensation expense over the vesting period. We estimate the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model and restricted stock based on the fair value of the underlying common stock as determined by the board of directors. See Note 15 of the notes to the accompanying annual consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional information.

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. The expense is adjusted for actual forfeitures at year end. Stock-based compensation expense recognized in the consolidated financial statements is based on awards that are ultimately expected to vest.

Total stock-based compensation expense is recognized for stock options and restricted stock granted to employees and nonemployees and has been reported in our consolidated statement of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,		Three Months Ended March 31,		January 25, 2011 through
	2012	2013	2013	2014	March 31, 2014
Stock options	$146	$126	$25	$44	$316
Restricted stock	10	14	—	—	24
Total stock-based compensation expense	$156	$140	$25	$44	$340

We estimated the fair value of stock options of each award at the grant date using assumptions regarding the fair value of the underlying common stock on each grant date and the following additional assumptions:

	Years ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Risk-free interest rate	0.88% – 1.03%	1.09% – 1.81%	*	1.95%
Expected volatility	60.20% – 65.34%	66.99%	*	64.07%
Expected term (in years)	6.00	6.00	*	6.00
Expected dividend yield	0.0%	0.0%	*	0.0%

*                 No stock option awards granted during the three months ended March 31, 2013.

Stock-based compensation expense recognized for options granted to consultants is also based upon the fair value of the options issued, as determined by the Black-Scholes option pricing model. However, the unvested portion of such option grants is re-measured at each reporting period, until such time as the option is fully vested.

All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant as determined by our board of directors. Our board of directors has historically determined, with input from management, the assistance of a third party valuation specialist and the guidance outlined in the American Institute of Certified Public Accountants Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid, the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors, including:

•                  the prices at which we sold shares of convertible preferred stock;

•                  the superior rights and preferences of securities senior to our common stock at the time of each grant;

•                  the likelihood of achieving a liquidity event such as a public offering or sale of our company;

•                  our historical operating and financial performance and the status of our research and product development efforts; and

•                  the achievement of enterprise milestones, including our entering into collaboration and license agreements.

If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

Our board of directors also considers valuations provided by a third party valuation specialist in accordance with the Practice Aid in determining the fair value of our common stock and has consistently used the most recent valuation provided by management for determining the fair value of our common stock unless a specific event occurs that necessitates an interim valuation. We determined the fair value of our common stock at December 31, 2012 and April 1, 2013 utilizing the OPM as the type of exit event was unknown as of the measurement dates. As of September 30, 2013, December 31, 2013, and March 31, 2014, we determined the fair value of our common stock utilizing a hybrid method of the PWERM and OPM as we began to consider an IPO or reverse merger as an additional strategy. The hybrid method is consistent with the fair value methodology used for the valuation of our Series A Preferred. Refer to the Fair Value of Financial Instruments section above for a description of the OPM, the PWERM and the hybrid method. The dates of our contemporaneous valuations have not always coincided with the dates of our stock option grants. In determining the exercise prices of the stock options set forth in the table above, our board of directors considered, among other things, the most recent contemporaneous valuation of our common stock and their assessment of additional objective and subjective factors that were relevant as of the grant dates. The estimates and assumptions used in the valuations of our preferred and common stock and share-based compensation are highly complex and subjective. The foregoing valuation methodologies are not the only methodologies available. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices. Following the consummation of the merger with Zalicus, the fair value of our common stock would be determined based on the quoted market price of the combined company’s common stock.

The following table presents the grant dates and related exercise prices of stock options granted from January 1, 2013 to March 31, 2014:

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Per Share Estimated Fair Value of Common Stock(1)	Per Share Weighted Average Estimated Fair Value of Options(2)
May 14, 2013	Option grant	504,709	$0.12	$0.16	$0.11
July 8, 2013	Option grant	669,000	$0.16	$0.16	$0.10
March 10, 2014	Option grant	165,000	$0.56	$0.76	$0.50

(1)         The per share estimated fair value of common stock represents the determination by our board of directors of the fair value of our common stock as of the grant date, taking into account various objective and subjective factors and including the results, if applicable, of valuations of our common stock.

(2)         Our estimate of the per share weighted average fair value for stock option grants was determined using the Black-Scholes option-pricing model.

In March 2014, we issued 41,666 of common stock to a former non-employee for services provided, for which stock-based compensation expense of $24 was recorded for the years ended December 31, 2013 and 2012.

Income Taxes

We account for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date.

We recognize net deferred tax assets through the recording of a valuation allowance to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that we would be able to realize our deferred tax assets in the future, in excess of its net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Results of Operations

The following discussion summarizes the key factors our management team believes are necessary for an understanding of our financial statements.

Comparison of the Three Months Ended March 31, 2014 and March 31, 2013:

The following table sets forth our results of operations for each of the periods set forth below (in thousands):

	Three Months Ended March 31,		Change
	2013	2014	$	%
Operating expenses:
Research and development	$1,850	$3,504	$1,654	89%
General and administrative	1,173	2,718	1,545	132%
Total operating expenses	3,023	6,222	3,199	106%
Loss from operations	(3,023)	(6,222)	(3,199)	106%
Other income (expense):
Interest expense	(222)	(1,219)	(997)	449%
Change in fair value of warrant liability	472	(100)	(572)	121%
Other income, net	—	8	8	100%
Total other income (expense), net	250	(1,311)	(1,561)	624%
Loss before income taxes	(2,773)	(7,533)	(4,760)	172%
Income tax expense	—	(86)	(86)	100%
Net loss	$(2,773)	$(7,619)	$(4,846)	175%

Research and development expenses—For the three months ended March 31, 2014, research and development expense was $3.5 million compared to $1.9 million for the three months ended March 31, 2013, an increase of $1.7 million, or 89%. This increase was primarily the result of increased license fees of $0.9 million related to the Bioceros license agreement, increased manufacturing expense of $1.1 million and was primarily offset by decreased Phase 1 and Phase 3 clinical trial costs. We expect research and development expense to continue increasing for the year ending December 31, 2014.

General and administrative expenses—For the three months ended March 31, 2014, general and administrative expense was $2.7 million compared to $1.2 million for the three months ended March 31, 2013, an increase of $1.5 million, or 132%. This increase was primarily the result of increased professional and consulting services expense of $1.1 million and increased employee related expenses of $0.3 million due to increased headcount. We expect our general and administrative expense to continue increasing for the year ending December 31, 2014.

Interest expense—For the three months ended March 31, 2014, interest expense was $1.2 million. Interest expense primarily reflects interest expense and the amortization of debt discounts related to convertible notes entered into during 2014. We expect our interest expense for the year ending December 31, 2014 to decrease as all of our convertible notes converted to equity in March and April 2014.

Change in fair value of warrant liability—For the three months ended March 31, 2014, the change in fair value of the warrant liability, was $0.1 million compared to $0.5 million for the three months ended March 31, 2013, a decrease of $0.6 million, or 121% due to the change in fair value of our preferred stock.

Income tax expense—For the three months ended March 31, 2014, income tax expense was $0.1 million. We have incurred operating losses in all periods to date and have recorded a full valuation allowance against our net deferred tax assets and, therefore, have not recorded a provision for income taxes for any of the periods presented, other than provisions primarily related to withholding taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Comparison of Years Ended December 31, 2013 and December 31, 2012:

The following table sets forth our results of operations for each of the periods set forth below (in thousands):

	Years Ended December 31,		Change
	2012	2013	$	%
Operating expenses:
Research and development	$10,864	$9,659	$(1,205)	-11%
General and administrative	3,785	4,809	1,024	27%
Total operating expenses	14,649	14,468	(181)	-1%
Loss from operations	(14,649)	(14,468)	181	-1%
Other income (expense):
Interest expense	(334)	(5,543)	(5,209)	1560%
Change in fair value of warrant liability	(352)	(789)	(437)	124%
Other income, net	148	5	(143)	-97%
Total other expense, net	(538)	(6,327)	(5,789)	1076%
Net loss	$(15,187)	$(20,795)	$(5,608)	37%

Research and development expenses—For the year ended December 31, 2013, research and development expense was $9.7 million compared to $10.9 million for the year ended December 31, 2012, a decrease of $1.2 million, or 11%. This decrease was primarily the result of decreased clinical costs related to our Phase 1 clinical trial for BOW015 of $1.5 million, decreased consulting costs of $1.0 million and decreased clinical manufacturing costs of $0.9 million and offset in part by increased clinical costs related to our Phase 3 clinical trial for BOW015 of $1.1 million, higher payroll and related expenses of $0.6 million and licenses fees of $0.6 million. We expect research and development expense to increase significantly for the year ending December 31, 2014, compared to the year ended December 31, 2013.

General and administrative expenses—For the year ended December 31, 2013, general and administrative expense was $4.8 million compared to $3.8 million for the year ended December 31, 2012, an increase of $1.0 million, or 27%. This increase was primarily the result of increased professional fees of $1.1 million incurred during the year ended December 31, 2013, as compared to the year ended December 31, 2012. We expect our general and administrative expense for the year ending December 31, 2014 to increase, compared to the year ended December 31, 2013.

Interest expense—For the year ended December 31, 2013, interest expense was $5.5 million. Interest expense primarily reflects interest expense and the amortization of debt discounts related to convertible notes entered into during 2013. The $0.3 million of interest expense as of December 31, 2012 was primarily due to interest expense and the amortization of debt discounts related to convertible notes entered into during 2013. We expect our interest expense for the year ending December 31, 2014 to decrease, compared to the year ended December 31, 2013.

Change in fair value of warrant liability—For the year ended December 31, 2013, the change in fair value of the warrant liability, was $0.8 million compared to $0.4 million for the year ended December 31, 2012, an increase of $0.4 million, or 124%. This increase was primarily a result of an increase in outstanding warrants and an increase in the fair value of our stock.

Liquidity and Capital Resources

From inception to March 31, 2014, we have incurred an accumulated deficit of $52.3 million, primarily as a result of expenses incurred through a combination of research and development activities related to our various product candidates and expenses supporting those activities. We have financed our operations since inception primarily through the private sale of preferred stock. Our total cash and cash equivalents balance as of March 31, 2014 was $3.2 million. The board of directors authorized us to enter into a Series B Convertible Preferred Stock Purchase Agreement (the “Series B Preferred Financing”) whereby we are authorized to sell up to 39,409,773 shares of its Series B convertible preferred stock pursuant to which we may raise up to approximately $50.1 million. We consummated the first sale of Series B preferred stock in April 2014, whereby we issued 24,409,444 shares of Series B convertible preferred stock for aggregate gross proceeds of $31.0 million and 3,947,363 shares of Series B convertible preferred stock as a result of the conversion of $5.0 million of all of the April 2014 convertible notes including less than $0.1 million of accrued but unpaid interest.

We believe that our existing resources, including proceeds from the sale of our Series B convertible preferred stock in April 2014, will be sufficient to fund our planned operations into the second quarter of 2015, and with the additional net cash and cash equivalents of Zalicus, assuming that the merger with Zalicus is completed, would be sufficient to fund our planned operations into the third quarter of 2015. We have based this estimate on assumptions that may prove to be wrong, and we could use up our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including the scope and progress made in our research and development activities and our clinical trials. If we fail to obtain additional future capital, we may be unable to complete our planned preclinical and clinical trials and obtain approval of any product candidates from the FDA and other regulatory authorities.

The following table sets forth the major sources and uses of cash for each of the periods set forth below (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Net cash used in operating activities	$(16,868)	$(12,878)	$(1,900)	$(3,616)
Net cash used in investing activities	(37)	(86)	(67)	(15)
Net cash provided by financing activities	14,878	12,528	5,029	5,082

Net decrease in cash and cash equivalents	$(2,027)	$(436)	$3,062	$1,451

Cash Flows from Operating Activities

Net cash used in operating activities for the three months ended March 31, 2013 was $1.9 million, which was primarily the result of a net loss of $2.8 million, $0.3 million of net non-cash adjustments, and was offset by a net increase in operating assets and liabilities of $1.1 million.

Net cash used in operating activities for the three months ended March 31, 2014 was $3.6 million, which was primarily the result of a net loss of $7.6 million, offset by a net increase in operating assets and liabilities of $2.7 million, and $1.3 million of net non-cash adjustments.

Net cash used in operating activities for the year ended December 31, 2012 was $16.9 million, which was primarily the result of a net loss of $15.2 million, a net decrease in operating assets and liabilities of $2.2 million, and offset by $0.6 million of net non-cash adjustments. The $15.2 million net loss was primarily due to expenses incurred in connection with ongoing research and development related to BOW015. The $0.6 million of net non-cash adjustments primarily includes $0.2 million of non-cash interest expense, $0.2 million of stock-based compensation expense and $0.2 million of net changes in the fair value of warrants and other free-standing financial instruments.

Net cash used in operating activities for the year ended December 31, 2013 was $12.9 million, which was primarily the result of a net loss of $20.8 million, net of changes in operating assets and liabilities of $2.1 million, and non-cash adjustments of $5.9 million. The $20.8 million net loss was primarily due to expenses incurred in connection with ongoing research and development related to BOW015. The $5.9 million of net non-cash adjustments primarily includes $4.9 million of interest expense, $0.1 million of stock-based compensation expense and $0.8 million of net change in the fair value of the warrants.

Cash Flows from Investing Activities

Net cash used in investing activities for the three months ended March 31, 2013 was $0.1 million, compared to net cash used in investing activities of less than $0.1 million for the three months ended March 31, 2014.

Net cash used in investing activities for the three months ended March 31, 2013 and 2014, was primarily the result of purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2012 was less than $0.1 million, compared to net cash used in investing activities of $0.1 million for the year ended December 31, 2013.

Net cash used in investing activities during the years ended December 31, 2012 and 2013, was primarily the result of purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2013 was $5.0 million, as compared to $5.1 million for the three months ended March 31, 2014.

Net cash provided by financing activities for the three months ended March 31, 2013 was primarily related to $5.0 million of proceeds from the issuance of convertible notes. Net cash provided by financing activities for the three months ended March 31, 2014 was primarily related to $5.0 million of proceeds from the issuance of convertible notes and $0.1 million of proceeds from the exercise of stock options.

Net cash provided by financing activities for the year ended December 31, 2012 was $14.9 million, as compared to $12.5 million for the year ended December 31, 2013.

Net cash provided by financing activities for the year ended December 31, 2012 was primarily related to $14.9 million of net proceeds from the issuance of Series A Preferred. Net cash provided by financing activities for the year ended December 31, 2013 was primarily related to $12.5 million of proceeds from the issuance of convertible notes.

Financings

Based on our planned use of the net cash and cash equivalents of this merger and our existing cash resources, we believe that our available funds following this merger will be sufficient to enable us to commence a worldwide Phase 3 clinical trial with BOW015 and continue our preclinical development of BOW050 and BOW030. We expect that these funds will not be sufficient to enable us to seek additional marketing approvals or commercialize any of our pipeline products beyond BOW015.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•                          the timing and costs of our planned Phase 3 clinical trial for BOW015;

•                          the progress, timing and costs of manufacturing BOW015, BOW050 and BOW030 for current and planned clinical trials;

•                          the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our other product candidates and potential product candidates;

•                          the outcome, timing and costs of seeking regulatory approvals;

•                          the costs of commercialization activities for BOW015 and other product candidates if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•                          subject to receipt of marketing approval, revenue received from commercial sales of our product candidates by us or our partners;

•                          the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•                          the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights, including milestone and royalty payments and patent prosecution fees;

•                          the costs of maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•                          the extent to which we in-license or acquire other products and technologies.

In order to receive regulatory approval, we expect that we will need to obtain substantial additional funding in order to commercialize BOW015, BOW050, BOW030 and other product candidates. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, the ownership interests of our existing stockholders may be materially diluted and the terms of these securities could include liquidation or other preferences that could adversely affect the rights of our existing stockholders. In addition, debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely affect our ability to conduct our business. If we are unable to raise capital when needed or on acceptable terms, we could be forced to significantly delay, scale back or discontinue the development or commercialization of BOW015, BOW050, BOW030 or other product candidates, seek collaborators at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available, and relinquish or license, potentially on unfavorable terms, our rights to BOW015, BOW050, BOW030 or other product candidates that we otherwise would seek to develop or commercialize ourselves.

In January 2011, we closed our initial Series A Preferred round issuing 8,035,554 shares for $1.00 per share (including 15% warrant coverage) for proceeds of $8.0 million. In April 2012, we closed our next round of Series A Preferred, issuing 5,000,000 shares for $1.00 per share (including 15% warrant coverage) for proceeds of $5.0 million. In addition, we converted $3.1 million of our convertible notes issued in December 2011, including accrued but unpaid interest, into 3,082,664 shares of Series A Preferred. In July 2012, we closed our third round of Series A Preferred issuing 5,000,000 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) for proceeds of $5.0 million. In October 2012, we closed our fourth round of Series A Preferred, issuing 4,983,069 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) for proceeds of $5.0 million.

On April 15, 2014, we entered into a Series B Preferred Stock Purchase Agreement, pursuant to which we may raise up to approximately $50.1 million through the issuance of 39,409,773 shares of Series B convertible preferred stock at a per share price of $1.27. In April 2014, we issued of 24,409,444 shares of Series B convertible preferred stock for aggregate proceeds of approximately $31.0 million. In addition, in April 2014, the $5.0 million principal amount of convertible notes issued in March 2014, plus accrued but unpaid interest, was converted into 3,947,363 shares of Series B convertible preferred stock.

Upon consummation of the Merger, Series A and B convertible preferred stock would be exchanged for common stock of the combined company at the Exchange Ratio as defined in the Merger Agreement.

Convertible Notes

In December 2011, we issued $3.0 million of convertible notes that bore interest at a rate of 8% per annum with a maturity date of December 31, 2012. In April 2012, we converted $3.1 million of our convertible notes issued in December 2011, including accrued but unpaid interest, into 3,082,664 shares of Series A Preferred.

In March 2013, our board of directors approved the issuance of $7.5 million of convertible notes that bore interest at a rate of 8% per annum and provided the holders of the notes with 20% warrant coverage. We received proceeds of $5.0 million in March 2013 and $2.5 million in July 2013. In October 2013, our board of directors approved the issuance of an additional $5.0 million of convertible notes that bore interest at a rate of 8% per annum and provided the investors of the notes with 20% warrant coverage. We received proceeds of $5.0 million in October 2013. All of the notes had a maturity date of December 31, 2013.

In March 2014, we issued $5.0 million of convertible notes to finance our operations. The notes bore interest at a rate of 8% per annum, had a maturity date of April 30, 2014 and provide the holders of the notes with 20% warrant coverage. In April 2014, the $5.0 million principal amount of convertible notes issued in March 2014, plus accrued but unpaid interest, was converted into 3,947,363 shares of Series B Preferred and the warrants became exercisable into 787,402 shares of Series B preferred at a price per share of $0.01.

In March 2014, the $12.5 million principal amount of convertibles notes outstanding at December 31, 2013, plus accrued but unpaid interest of $0.7 million, were converted into 13,184,379 shares of Series A Preferred.

Acquisition and License Agreements

Orygen Biotecnologia Ltd

In September 2013, we entered into a binding Heads of Agreement (“Orygen Heads of Agreement”) with Orygen Biotechnology (“Orygen”), a Brazilian corporation, for the negotiation of the terms of a definitive agreement under which Orygen would be granted exclusive rights to commercialize BOW015 in Brazil.

The Orygen Heads of Agreement, as extended by the parties, was terminated in May 2014. As consideration for entry into the Orygen Heads of Agreement, and the rights to be granted under the definitive agreement, we received cash consideration of $0.3 million from Orygen in the three months ended March 31, 2014. We are currently in discussions with other potential commercial partners with a view to granting rights for development and commercialization of BOW015 and other pipeline products for the Brazilian market.

Ranbaxy Laboratories Limited

In January 2014, the Company and Ranbaxy Laboratories Limited (“Ranbaxy”) executed a royalty-bearing and non-transferrable license agreement for BOW015 to Ranbaxy for a broad range of territories including India, selected Southeast Asian markets, North Africa and several other markets. Under the terms of the agreement, the Company and Ranbaxy will pursue the commercialization of BOW015 in India and Ranbaxy received the right to sell BOW015 in the territories specified in the agreement. Ranbaxy does not have the right to manufacture BOW015 and the Company and Ranbaxy are currently negotiating the terms of a supply agreement.

Ranbaxy made an upfront payment of $0.5 million upon the execution of the agreement and is obligated to pay us up to $1.0 million if certain development and regulatory approval milestones are achieved and up to $10.0 million if certain sales milestones are achieved. Additionally, we are entitled to receive royalties in the mid-teens on net sales in the territory, which royalties are subject to reduction or renegotiation in certain limited circumstances. Half of the upfront payment and certain development and regulatory milestones may be refundable to Ranbaxy in certain circumstances if we do not complete certain specified requirements.

Unless terminated earlier in accordance with the terms of the agreement, our license agreement with Ranbaxy expires on the 20th year following the first commercial sale in the territory.

Under the agreement, Ranbaxy is responsible for all activities related to the commercialization of BOW015 in the territories. We are responsible for performing the development activities required for obtaining regulatory approval in India, joint steering committee participation and clinical and commercial supply of product. We also agreed to perform the development activities required to obtain regulatory approval in other parts of the territory. These activities and the related fees will be agreed upon by Ranbaxy and us in future written agreements.

We have determined that the deliverables under the Ranbaxy agreement are the license, development activities related to regulatory approval in India, joint steering committee services and the obligation to supply clinical and commercial product. Our obligation to perform future development activities to obtain regulatory approval in other parts of the territory is not a deliverable at the inception of the agreement as we will be compensated separately for these activities, and it is uncertain at this time if we will ever be requested to perform these activities by Ranbaxy.

We determined that the license and the other activities and services do not have standalone value apart from the requirement for the Company to deliver commercial material. Ranbaxy has not been granted a license to manufacture BOW015, which prevents them from using the license and related services for their intended purpose without the involvement of us. Therefore the deliverables are not separable and represent one single unit of accounting. When multiple deliverables are accounted for as a single unit of accounting, we base our revenue recognition pattern on the last to be provided deliverable. As a result, no revenue will be recognized until delivery of the commercial supply begins. All amounts received from Ranbaxy have been recorded as deferred revenue as of March 31, 2014.

The arrangement includes the delivery of commercial material and therefore does not qualify for the milestone method of revenue recognition as the agreement is not a research and development arrangement. As a result, upon achievement of a milestone, the amounts will be included in in the total arrangement consideration.

In January 2014, we invoiced Ranbaxy $0.1 million related to the filing for approval in India. In March 2014, the Drug Controller General in India approved BOW015 for commercial sale to the Indian market, upon which a payment from Ranbaxy of $0.3 million became due and payable and was invoiced in April 2014. We invoiced Ranbaxy a total of $0.6 million, including the upfront payment, and received payments related to the agreement totaling $0.5 million during the three months ended March 31, 2014. Any outstanding amounts due from Ranbaxy as of March 31, 2014 have been excluded from accounts receivable and deferred revenue because no revenue has been recognized under this arrangement and neither party has completed its contractual requirements related to these amounts.

Catalent Pharma Solutions

In January 2009, Moksha8 entered into a cell line sale agreement with Catalent Pharma Solutions (“Catalent”) for the acquisition of a gene expression cell line for BOW015 developed by Catalent for Moksha8 pursuant to a separate development and manufacturing agreement dated July 14, 2008 (the “GPEx Cell Line” and such agreement the “Cell Line Agreement”). The Cell Line Agreement was assigned to us in connection with the Series A Preferred Financing on January 25, 2011. Under the terms of the Cell Line Agreement, we exercised an option to acquire all rights in the GPEx Cell Line for development and commercialization of products using the GPEx Cell Line, namely BOW015, subject to certain obligations to make contingent payments to Catalent.

We paid Catalent $0.1 million on execution of the Cell Line Agreement, and paid a further $0.1 million upon exercise of our option to complete the purchase of the GPEx Cell Line. We are required to make additional payments to Catalent of up to $0.7 million in the aggregate upon the achievement of certain development and regulatory milestones. In March 2013, we paid $0.2 million to Catalent upon the occurence of certain clinical trial events for BOW015. As of March 31, 2014, we could be obligated to pay an additional $0.5 million for the achievement of certain development and regulatory milestones. In addition, we will be required to pay a contingent sale fee in the form of royalties on worldwide net sales of BOW015 or any other product manufactured using the GPEx Cell Line at a percentage in the very low single digits for a period of 20 years following the first commercial sale, and thereafter at a rate of less than one percent.

Either we or Catalent may terminate the Cell Line Agreement on 60 days’ notice for the other party’s material breach of the agreement, or for the other party’s insolvency, and in the event of Catalent’s termination for our breach of the Cell Line Agreement, our ownership rights in the GPEx Cell Line would revert to Catalent. If we terminate the Cell Line Agreement for Catalent’s breach, we will retain ownership of the GPEX Cell Line, but its payment obligations to Catalent will terminate.

Moksha8 Pharmaceuticals

In December 2010, we entered into a Revenue and Negotiation Rights Agreement (“the Moksha8 Revenue Agreement”) with Moksha8 to settle an outstanding promissory note issued from us to Moksha8 in May 2009. The Moksha8 Revenue Agreement provides for certain contingent payments to be made to Moksha8 based upon future licensing revenues and worldwide net sales of products that are based on the assets acquired from Moksha8, namely BOW015, biosimilar adalimumab and biosimilar rituximab (the “Products”).

Under the Moksha8 Revenue Agreement, we are required to pay Moksha8 tiered royalties based on net sales of the Products by us or our affiliates at percentages ranging from the very low single-digits up to the very low double digits, depending on the applicable Product. If we grant rights to any third party to commercialize the Products, we are also required to pay to Moksha8 a portion of all licensing revenue received by us from any such third party under any such agreements, at a tiered percentage ranging from the mid-single digits up to the mid-teens, depending on the specific Product. We have the right to defer certain components of the licensing revenue payments owed to Moksha8 for a specified period, subject to the payment of interest on such deferred payments at a specified rate. Our obligation to pay royalties to Moksha8 under the Moksha8 Revenue Agreement for sales by us or our affiliates will expire, on a country-by-country and Product-by-Product basis, on the tenth anniversary of the first commercial sale of such Product in such country, and our obligation to make payments of licensing revenue will expire ten years following the first commercial sale of a Product by the applicable third party. Pursuant to the Moksha8 Revenue Agreement, in April 2014, we paid a total of approximately less than $0.1 million to Moksha8.

On a product-by-product basis, if we wish to grant rights to a third party to commercialize a Product prior to December 2015 in certain specified Latin American territories, we are required to notify Moksha8 of our desire to grant such rights, and to offer to Moksha8 a simultaneous right to negotiate with us for the grant of such rights in such countries, provided that Moksha8’s right of negotiation is non-exclusive, and does not restrict our ability to enter into a definitive agreement with a third party for the grant of such rights at any time.

Either we or Moksha8 may terminate the Moksha8 Revenue Agreement on 60 days’ notice for the other party’s material breach of the agreement, however given the scope of the agreement; we believe that any such termination would not impact its rights in any assets acquired by Epirus from Moksha8.

Bioceros B.V.

In April 2013, we entered into a license agreement with Bioceros B.V., or Bioceros (the “Bioceros Agreement”), pursuant to which Bioceros granted us a non-exclusive license under its rights in the cell lines and associated intellectual property relating to trastuzumab, rituximab and adalimumab to permit us to manufacture and commercialize antibody products incorporating the licensed antibodies worldwide, provided that solely with respect to trastuzumab, the territory licensed to us does not include China, Macau and Hong Kong. Bioceros also granted us the right to receive the tangible embodiments of the cell line and all related know-how for trastuzumab, and an option, subject to payment of certain option fees, to evaluate and receive the tangible embodiments of the cell lines and know-how relating to rituximab and bevacizumab. In April 2013, we exercised our option in relation to bevacizumab and rituximab, and subsequently Bioceros transferred us the cell line for bevacizumab. The Bioceros Agreement was amended in June 2013 to modify certain payment provisions and to provide for the performance of certain pre-clinical services by Bioceros, in each case in relation to bevacizumab.

In October 2013, we entered into a second license agreement with Bioceros (the “Second Bioceros Agreement”) on substantially similar terms to those of the April 2013 Bioceros Agreement, pursuant to which Bioceros granted us a non-exclusive license under its rights in the cell line and associated intellectual property relating to adalimumab.

Under the Bioceros Agreement, we paid Bioceros an upfront payment of $0.3 million in the year ended December 31, 2013, as a license issuance fee applicable to the rights in trastuzumab, and we have paid a further $0.4 million in the three months ended March 31, 2014, in the aggregate as a result of the exercise of our option with respect to bevacizumab. Under the Second Bioceros Agreement we paid Bioceros an up-front payment of $0.1 million in the year ended December 31, 2013, upon the execution of the Second Bioceros Agreement, and in the three months ended March 31, 2014, paid a further one-off upfront payment of $0.3 million in order to obtain the rights to permit us to manufacture and commercialize antibody products incorporating adalimumab worldwide. Under the Bioceros Agreement and the Second Bioceros Agreement, we are also required to pay to Bioceros a tiered annual license maintenance fee, and will be required to make certain payments to Bioceros upon the achievement of specified regulatory milestones for the products covered by the Bioceros Agreement, totaling up to $1.2 million in the aggregate for all potential products across both agreements. Upon commercialization of products covered by the rights licensed under the Bioceros Agreement and the Second Bioceros Agreement, we will be required to pay, on a product-by-product basis, a royalty on net sales at a rate of less than one percent, subject to a specified minimum and maximum annual royalty amount under each agreement. Our obligation to pay royalties to Bioceros under each of the Bioceros Agreement and the Second Bioceros Agreement will expire, on a product-by-product basis, on the date that is 10 years following the first commercial sale of each such product. We are required to use commercially reasonable efforts to develop and commercialize products in the licensed territory.

Absent earlier termination, our agreements with Bioceros will remain in force until the expiration of all payment obligations under the applicable agreement. Either we or Bioceros may terminate either agreement with Bioceros on 30 days’ notice for the uncured material breach by the other party, or upon the other party’s insolvency. We may terminate each agreement, on an antibody asset-by-antibody asset basis for any reason on 60 days’ notice to Bioceros, and Bioceros may terminate the agreements in the event that we challenge any Bioceros patents included in Bioceros’s proprietary antibody production platform

Net Operating Loss Carryforwards

As of December 31, 2012 and 2013, we had federal and state net operating loss carryforwards of approximately $21.2 million and $20.2 million, respectively, which may be available to offset future income tax liabilities and expire at various dates through 2033. As of December 31, 2012 and 2013, we had foreign net operating loss carryforwards of approximately $1.8 million and $6.0 million, respectively, which may be available to offset future income tax liabilities. Net operating loss carryforward periods are not limited in the United Kingdom and Brazil, Switzerland allows for a seven year carryforward period.

As of December 31, 2012 and 2013, we had federal research and development tax credit carryforwards of less than $0.1 million and approximately $0.2 million, respectively, available to reduce future tax liabilities which expire at various dates through 2033. As of each of December 31, 2012 and 2013, we had state research and development tax credit carryforwards of less than $0.1 million, available to reduce future tax liabilities, certain of the credits have an unlimited carryforward period and the remaining credits have a fifteen year carryforward period.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities.

The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. We have completed several financings since its inception which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future. We have completed an analysis under Section 382 of the Internal Revenue Code through May 31, 2013. Any ownership changes that may have occurred after this date or in the future may limit our availability to use the existing net operating losses and credit carryforwards.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or any relationships with unconsolidated entities of financial partnerships, such as entities frequently referred to as structured finance or special purpose entities.

Qualitative and Quantitative Disclosures About Market Risk

We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for speculative trading purposes. Additionally, we do not believe our cash equivalents have significant risk of default or illiquidity.